Exhibit 99.1

Sapiens Launches Its Next-Gen Intelligent Insurance Platform

Sapiens’ AI-driven platform enables insurers to embrace the latest innovative technologies to make smarter business decisions and increase automation

Rochelle Park, NJ, June 18, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today launched its AI-powered, open, integrated, cloud-native platform. Sapiens Insurance Platform leverages digital engagement, data intelligence, core business processing solutions, and ML and GenAI capabilities to help insurers seamlessly innovate their offerings and processes, enabling them to stay competitive in a dynamic market with smart, data-driven business decisions and hyper automation of business process. The integration of AI across the platform was accelerated by Sapiens’ recent integration with Microsoft, offering insurers advanced GenAI capabilities, as well as tailored and unique solutions to accelerate growth and efficiency.

Sapiens Insurance Platform speeds growth by supporting end-to-end insurance processes across all lines of business, underscored by Sapiens’ global expertise and local presence around the globe. Moreover, the speed to market Sapiens’ customers gain via the pre-integrated, packaged business solutions ensures rapid deployment and implementation. This allows insurers to swiftly adapt to market changes and offer innovative products and services more efficiently.

“Sapiens’ next generation enhanced platform empowers our customers to leverage AI across their business processes, enabling them to stay ahead, drive growth, and exceed customer expectations. By adopting the platform approach, streamlining our processes and leveraging shared foundations and technology engines, we deliver even greater value to our customers, more quickly than ever before,” said Roni Al-Dor, Sapiens President & CEO. “Sapiens integration with Microsoft Azure OpenAI accelerates the use of AI services across Sapiens Insurance Platform.”

“Today’s insurers are focused on how to grow their books of business efficiently while making optimal decisions on underwriting, claims and customer service,” said Karlyn Carnahan, head of Celent’s North American insurance practice. “They’re looking for platforms with modern technology to streamline their operations and improve their overall efficiency.  They’re also focused on open APIs for easy integration to broad ecosystems, easy configuration tools to tailor functionality to their specific needs, and above all, access to data. Solutions that offer these kinds of modern capabilities are gaining the most momentum with insurers.”

Sapiens Insurance Platform provides insurers with a robust ecosystem to streamline operations and enhance customer experiences. Sapiens chose Microsoft Azure as their cloud provider due to its enterprise focus, perfectly suited to the needs of large insurers.

“Our collaboration with Sapiens highlights Microsoft’s dedication to empowering the insurance industry with transformative AI solutions. This collaboration not only showcases the potential of Microsoft Azure and our AI technologies but also sets a new standard for innovation within the insurance industry,” said Patrice Amann, regional leader, financial services at Microsoft.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Sapiens International
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com